Filed Pursuant to Rule 424(b)(3)

Registration No. 333-222986

CNL STRATEGIC CAPITAL, LLC

SUPPLEMENT NO. 18 DATED FEBRUARY 18, 2021

TO THE PROSPECTUS DATED APRIL 16, 2020

We are providing this Supplement No. 18 to you in order to supplement our prospectus dated April 16, 2020 (as supplemented to date, the “Prospectus”). This supplement provides information that shall be deemed part of, and must be read in conjunction with, the Prospectus. Capitalized terms used in this supplement have the same meanings in the Prospectus unless otherwise stated herein. The terms “we,” “our,” “us” and “Company” refer to CNL Strategic Capital, LLC.

Before investing in our shares you should read the entire Prospectus and this supplement, and consider carefully our investment objectives, risks, fees and expenses. You should also carefully consider the information disclosed in the section of the Prospectus captioned “Risk Factors” before you decide to invest in our shares.

The purpose of this supplement is to disclose the following:

●	to disclose the adjusted per share public offering price for each class of our shares;
●	to disclose information about our distributions;
●	to disclose the Company's net asset value for the month ended January 31, 2021;
●	to disclose certain return information for all outstanding classes of shares;
●	the status of our current public offering;
●	an update to our prospectus summary;
●	an update to our conflicts of interest disclosure;
●	an update to our risk factors;
●	to update the market opportunity sub-section in our business section; and
●	an update to our portfolio disclosure.

Public Offering Price Adjustment

On February 18, 2021, the board of directors (the “Board”) of the Company approved the new per share public offering price for each share class in the Offering (as defined below). The new public offering prices will be effective as of February 25, 2021 and will be used for the Company’s next monthly closing for subscriptions on February 26, 2021. As of the date of this supplement, all references throughout the Prospectus to the per share public offering price for each share class available in the Offering are hereby updated to reflect the new per share public offering prices stated in the table below. The purchase price for Class A, Class T, Class D, and Class I shares purchased under our distribution reinvestment plan will be equal to the net asset value per share as of January 31, 2021. The following table provides the new public offering prices and applicable upfront selling commissions and dealer manager fees for each share class available in the Offering:

	Class A	Class T	Class D	Class I
Public Offering Price, Per Share	$32.01	$30.64	$28.75	$29.60
Selling Commissions, Per Share	$1.92	$0.92
Dealer Manager Fees, Per Share	$0.80	$0.54

We have also posted this information on our website at www.cnlstrategiccapital.com. A subscriber may also obtain this information by calling us by telephone at (866) 650-0650.

Declaration of Distributions

The following table supplements the section entitled “Distribution Policy” which begins on page 50, of this Prospectus. On February 18, 2021, the Board declared cash distributions on the outstanding shares of all classes of our common shares based on a monthly record date, as set forth below:

Distribution Record Date	Distribution Payment Date	Declared Distribution Per Share for Each Share Class
		Class FA	Class A	Class T	Class D	Class I	Class S
March 30, 2021	April 12, 2021	$0.104167	$0.104167	$0.083333	$0.093750	$0.104167	$0.104167

Determination of Net Asset Value for Outstanding Shares for the month ended January 31, 2021

On February 18, 2021, the Board has determined the Company’s net asset value per share for each share class in a manner consistent with the Company’s valuation policy, as described under "Determination of Net Asset Value" in this Prospectus. This table provides the Company’s aggregate net asset value and net asset value per share for its Class FA, Class A, Class T, Class D, Class I, and Class S shares as of January 31, 2021:

Month Ended January 31, 2021	Class FA	Class A	Class T	Class D	Class I	Class S	Total
Net Asset Value	$139,848,994	$31,474,394	$19,801,177	$13,525,468	$62,590,339	$54,272,370	$321,512,742
Number of Outstanding Shares	4,578,537	1,074,671	678,519	470,372	2,114,737	1,770,386	10,687,222
Net Asset Value, Per Share	$30.54	$29.29	$29.18	$28.75	$29.60	$30.66
Net Asset Value, Per Share Prior Month	$29.97	$28.76	$28.67	$28.24	$29.06	$30.08
Increase in Net Asset Value, Per Share from Prior Month	$0.57	$0.53	$0.51	$0.51	$0.54	$0.58

The increase in the Company’s net asset value per share for each applicable share class for the month ended January 31, 2021 was driven by increases in the fair value of six out of seven of the Company’s portfolio company investments.  The fair value of one of the Company’s portfolio company investments decreased.

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Return Information

The following table illustrates year-to-date (“YTD”), trailing 12 months (“One Year Return”) and cumulative total returns to January 31, 2021, with and without upfront sales load, as applicable:

	YTD Return(1)	One Year Return(2)	Cumulative Total Return	Cumulative Return Period(3)
Class FA (no sales load)	2.2%	15.7%	39.1%	February 7, 2018 - January 31, 2021
Class FA (with sales load)	-4.4%	8.2%	30.1%	February 7, 2018 - January 31, 2021
Class A (no sales load)	2.2%	14.6%	33.6%	April 10, 2018 - January 31, 2021
Class A (with sales load)	-6.5%	4.8%	22.3%	April 10, 2018 - January 31, 2021
Class I	2.2%	14.7%	34.8%	April 10, 2018 - January 31, 2021
Class T (no sales load)	2.1%	12.7%	28.2%	May 25, 2018 - January 31, 2021
Class T (with sales load)	-2.8%	7.4%	22.1%	May 25, 2018 - January 31, 2021
Class D	2.1%	13.4%	27.1%	June 26, 2018 - January 31, 2021
Class S (no sales load)	2.3%	N/A	15.4%	March 31, 2020 - January 31, 2021
Class S (with sales load)	-1.3%	N/A	11.3%	March 31, 2020 - January 31, 2021

(1) For the period from January 1, 2021 to January 31, 2021.

(2) For the period from January 31, 2020 to January 31, 2021 except for Class S. For Class S, One Year Returns will begin to calculate for the period from March 31, 2020 (the date the first Class S share was issued) to March 31, 2021.

(3) For the period from the date the first share was issued for each respective share class to January 31, 2021.

Total return is calculated for each share class as the change in the net asset value for such share class during the period and assuming all distributions are reinvested. Amounts are not annualized. The Company’s performance changes over time and currently may be different than that shown above. Past performance is no guarantee of future results. For details regarding applicable sales load, please see the “Plan of Distribution" section in the Company’s Prospectus. Class I and D have no upfront sales load.

For the years ended December 31, 2020, 2019 and 2018, distributions were paid from multiple sources and these sources included net investment income before expense support of 42.2%, 61.7% and 85.2%, reimbursable expense support of 33.2%, 23.5% and 11.1%, and offering proceeds of 24.6%, 14.8% and 3.7%, respectively. For the month ended January 31, 2021, distributions were paid from reimbursable expense support. For additional information regarding sources of distributions, please see the annual and quarterly reports the Company files with the Securities and Exchange Commission. The Company may be required to repay expense support to the Manager and Sub-Manager in future periods which may reduce future income available for distributions. As of the date of this supplement, management believes that reimbursement of expense support is not probable under the terms of the Expense Support and Conditional Reimbursement Agreement.

We have also posted this information on our website at www.cnlstrategiccapital.com. A subscriber may also obtain this information by calling us by telephone at (866) 650-0650. The calculation of the Company’s net asset value is a calculation of fair value of the Company’s assets less the Company’s outstanding liabilities. For a discussion of how the fair values of the Company's investments have been impacted by the COVID-19 pandemic, please see “Factors Impacting Our Operating Results – COVID-19” in Item 2, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Part I of the Company’s quarterly report on Form 10-Q for the three months ended September 30, 2020. Please also see “Risk Factors—Risks Related to Our Business—The outbreak of highly infectious or contagious diseases, including the current outbreak of the novel coronavirus (“COVID-19”), could materially and adversely impact our business, our operating businesses, our financial condition, results of operations and cash flows. Further, the spread of COVID-19 pandemic has caused severe disruptions in the U.S. and global economy and financial markets and could potentially create widespread business continuity issues of an as yet unknown magnitude and duration.

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Status of our Current Public Offering

Our registration statement on Form S-1 relating to our current public offering (the “Offering”) was declared effective by the Securities and Exchange Commission (the “SEC”) on March 7, 2018. As of February 1, 2021, we had issued 4,445,804 common shares consisting of 1,079,551 Class A shares, 704,292 Class T shares, 474,714 Class D shares and 2,187,247 Class I shares (including 54,668 Class A shares, 10,492 Class T shares, 17,481 Class D shares and 37,347 Class I shares issued pursuant to our distribution reinvestment plan), and we had received aggregate gross offering proceeds of $123,555,587.

Prospectus Summary

The following disclosure supersedes and replaces the second paragraph under the section “Prospectus Summary—Q: Who are Levine Leichtman Strategic Capital, LLC and LLCP?” and the third paragraph under the section “Business—The Manager and the Sub-Manager,” which appear on pages 3 and 83, respectively, of the Prospectus.

The Sub-Manager is an affiliate of LLCP. LLCP is an asset manager that has made private capital investments in middle-market companies located primarily in the United States for 37 years. Since its inception in 1984 through December 31, 2020, LLCP and the LLCP Senior Executives have managed approximately $11.2 billion of capital. From 1994 through December 31, 2020, LLCP has sponsored and managed thirteen private funds in addition to our company, raised a total of approximately $8.9 billion of capital commitments from over 150 institutional and other investors, and invested approximately $6.3 billion in 94 middle-market companies across various industries, including franchisors, business services, and light manufacturing and engineered products. LLCP currently has a team of more than 55 transactional and supporting professionals. As of December 31, 2020, LLCP had approximately $7.3 billion under management. LLCP was managed by a tenured, seven-person Executive Committee, comprised of Lauren B. Leichtman, Arthur E. Levine, Matthew G. Frankel, Michael B. Weinberg, Stephen J. Hogan, David I. Wolmer and Andrew M. Schwartz (together, the "LLCP Senior Executives"), an experienced team supported by approximately 25 Corporate Finance professionals and 6 Originations professionals.

Conflicts of Interest

The following disclosure supersedes and replaces the eleventh bullet point under the section “Prospectus Summary” contained in the sub-section “Q: What conflicts of interest exist between us, the Manager, the Sub-Manager and their respective affiliates?” which appears on page 9 of the Prospectus and the eleventh bullet point under the section “Conflicts of Interest” contained in the sub-section entitled “Conflicts of Interest and Certain Relationships and Related Party Transactions Section” which appears on page 142 of the Prospectus.

●	Broken deal costs will generally be allocated to us by the Sub-Manager pro rata based on our allocation in a proposed co-investment opportunity if our allocation in such co-investment opportunity has been determined; however, in the event that we expect to participate in a co-investment opportunity with Levine Leichtman Capital Partners VI, L.P. ("LLCP VI"), LLCP Lower Middle Market Fund, L.P. ("LMM Fund"), or (iii) LLCP Lower Middle Market Fund III, L.P. (“LMM III Fund”) which accumulates broken deal costs and our allocation in such co-investment opportunity has not yet been determined, we will be allocated 5% of the broken deal costs with respect to a co-investment with LLCP VI, 12.5% of the broken deal costs with respect to a co-investment with LMM Fund, or 10% of the broken deal costs with respect to a co-investment with LMM III Fund, subject to annual review by the Sub-Manager. We may similarly act as a dedicated co-investor for other Private Acquisition Funds advised by affiliates of the Sub-Manager that are formed in the future, with our allocation percentage being determined at or prior to the time we begin pursuing co-investment opportunities with such vehicles and subject to annual review by the Sub-Manager. Additionally, on a quarterly basis, the Sub-Manager will identify third party broken deal costs for opportunities that were not presented to the Manager for prior approval but which are determined in the Sub-Manager's reasonable judgment and in a manner consistent with the Sub-Manager’s fiduciary obligations to have qualified as a potential investment opportunity for us on a direct or co-investment basis (such opportunity, a “lookback broken deal”). Subject to approval by the Manager, we will reimburse the Sub-Manager for our allocable portion of third party broken deal expenses incurred in connection with a lookback broken deal. In the case of a lookback broken deal identified as an opportunity on a co-investment basis with LLCP VI, LMM Fund, or LMM III Fund, our allocable portion of such third party broken deal expenses will be 5%, 12.5%, or 10%, respectively. Unless our Board approves otherwise, in no event will our portion of the aggregate lookback broken deal expenses exceed $75,000 on a calendar year basis.

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Risk Factors Update

The following disclosure amends and replaces the “Risk Factor” section of the Prospectus entitled “Risk Factors - The Sub-Manager may experience conflicts of interests in their management of other clients that may have a similar business strategy as us” which appears on page 29 of the Prospectus.

The Sub-Manager may experience conflicts of interests in their management of other clients that may have a similar business strategy as us.

The Sub-Manager and its affiliates currently manage other clients and may in the future manage new clients that may have a similar business strategy as us. The Sub-Manager will determine which opportunities it presents to us or another client with a similar business objective. The Sub-Manager may determine it is more appropriate for one or more other clients managed by the Sub-Manager or any of its affiliates than it is for us and present such opportunity to the other client. These co-investment opportunities may give rise to conflicts of interest or perceived conflicts of interest among us and the other participating accounts, including the amount of such co-investment opportunity allocated to us.

The Sub-Manager and its affiliates may (i) give advice and take action with respect to any of its other clients that may differ from advice given or the timing or nature of action taken with respect to us, so long as it is consistent with the provisions of the Sub-Manager’s allocation policy and its obligations under the Sub-Management Agreement, and (ii) subject to the Exclusivity Agreement and its obligations thereunder, engage in activities that overlap with or compete with those in which the company and its subsidiaries, directly or indirectly, may engage. The company, on its own behalf and on behalf of its subsidiaries, has renounced any interest or expectancy in, or right to be offered an opportunity to participate in, any business opportunity which may be a corporate opportunity for another client of the Sub-Manager or its affiliates to the extent such opportunity has been determined in good faith by the Sub-Manager not to be allocated to the company, all in accordance with the company’s and the Sub-Manager’s allocation policy. Furthermore, subject to the company’s investment policy and its obligations under the Sub-Management Agreement, the Sub-Manager shall not have any obligation to recommend for purchase or sale any securities or loans which its principals, affiliates or employees may purchase or sell for its or their own accounts or for any other client or account if, in the opinion of the Sub-Manager, such transaction or investment appears unsuitable, impractical or undesirable for the Manager (on behalf of the company).

Consistent with our allocation policy, in the event that a co-investment opportunity that the Manager has approved for potential participation does not close and the Sub-Manager and its affiliates accumulate broken deal costs in connection with the co-investment opportunity, the Sub-Manager and its affiliates will be required to allocate such broken deal costs among us and the other participating accounts. Broken deal costs will generally be allocated to us by the Sub-Manager pro rata based on our allocation in a proposed co-investment opportunity if our allocation in such co-investment opportunity has been determined; however, in the event that we expect to participate in a co-investment opportunity with LLCP VI, LMM Fund, or LMM III Fund, which accumulates broken deal costs and our allocation in such co-investment opportunity has not yet been determined, we will be allocated 5% of the broken deal costs with respect to a co-investment with LLCP VI, 12.5% of the broken deal costs with respect to a co-investment with LMM Fund, or 10% of the broken deal costs with respect to a co-investment with LMM III Fund, subject to annual review by the Sub-Manager. We may similarly act as a dedicated co-investor for other Private Acquisition Funds advised by affiliates of the Sub-Manager that are formed in the future, with our allocation percentage being determined at or prior to the time we begin pursuing co-investment opportunities with such vehicles and subject to annual review by the Sub-Manager. Additionally, on a quarterly basis, the Sub-Manager will identify third party broken deal costs for opportunities that were not presented to the Manager for prior approval but which are determined in the Sub-Manager's reasonable judgment and in a manner consistent with the Sub-Manager’s fiduciary obligations to have qualified as a potential investment opportunity for us on a direct or co-investment basis (such opportunity, a “lookback broken deal”). Subject to approval by the Manager, we will reimburse the Sub-Manager for our allocable portion of third party broken deal expenses incurred in connection with a lookback broken deal. In the case of a lookback broken deal identified as an opportunity on a co-investment basis with LLCP VI, LMM Fund, or LMM III Fund, our allocable portion of such third party broken deal expenses will be 5%, 12.5%, or 10%, respectively. Unless our Board approves otherwise, in no event will our portion of the aggregate lookback broken deal expenses exceed $75,000 on a calendar year basis.

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Risk Factors Update

The following disclosure supersedes and replaces in its entirety the risk factor entitled “Risk Factors—Risks Related to Our Business—The outbreak of highly infectious or contagious diseases, including the current outbreak of the novel coronavirus (“COVID-19”), could materially and adversely impact our business, our operating businesses, our financial condition, results of operations and cash flows. Further, the spread of COVID-19 outbreak has caused severe disruptions in the U.S. and global economy and financial markets and could potentially create widespread business continuity issues of an as yet unknown magnitude and duration” which appears on page 33 of the Prospectus.

The outbreak of highly infectious or contagious diseases, including the ongoing novel coronavirus ("COVID-19") pandemic, could materially and adversely impact our business, our operating businesses, our financial condition, results of operations and cash flows. Further, the spread of COVID-19 pandemic has caused severe disruptions in the U.S. and global economy and financial markets and could potentially create widespread business continuity issues of an as yet unknown magnitude and duration.

In December 2019, COVID-19 was reported to have surfaced in Wuhan, China. COVID-19 has since spread globally, including every state in the United States. In March 2020, the World Health Organization declared COVID-19 a pandemic, and on March 13, 2020 the United States declared a national emergency with respect to COVID-19. Since March 13, 2020, there have been a number of federal, state and local government initiatives to manage the spread of the virus and its impact on the economy, financial markets and continuity of businesses of all sizes and industries. For example, in March 2020, Congress approved, and former President Trump signed into law, the Coronavirus Aid, Relief, and Economic Security Act (the "CARES Act"), which provides approximately $2 trillion in financial assistance to individuals and businesses resulting from the COVID-19 pandemic. The CARES Act, among other things, provides certain measures to support individuals and businesses in maintaining solvency through monetary relief, including in the form of financing and loan forgiveness/forbearance. The Federal Reserve implemented asset purchase and lending programs, including purchases of residential and commercial-mortgage backed securities and the establishment of lending facilities to support loans to small- and mid-size businesses. To further address the continued economic impact of the COVID-19 pandemic, the U.S. Congress passed, and former President Trump signed into law, a second COVID-19 relief bill in December 2020, which provided approximately $900 billion in additional financial assistance to individuals and businesses, including funds for rental assistance to be distributed by state and local governments and a revival of the forgivable small business loan program originally provided for under the CARES Act. As of December 31, 2020, some of our portfolio companies have taken advantage of certain provisions under the CARES Act but we and our portfolio companies have not borrowed under the Payroll Protection Program. We continue to analyze the relevant legislative and regulatory developments and the potential impact they may have on our business (including our portfolio companies), results of operations, financial condition and liquidity. The COVID-19 pandemic has severely impacted global economic activity and caused significant volatility and negative pressure in financial markets. The global impact of the pandemic has been rapidly evolving and many countries, including the United States, have reacted by instituting quarantines, mandating business and school closures, requiring restrictions on travel, and issuing “shelter-in-place” and/or “stay-at-home” orders. While some of these restrictions have been relaxed or phased out, many of these or similar restrictions remain in place, continue to be implemented, or additional restrictions are being considered. Such actions are creating disruption in global supply chains, and adversely impacting a number of industries. The pandemic has triggered a period of economic slowdown and experts are uncertain as to how long these conditions may last.

Outbreaks of pandemic or contagious diseases, such as the COVID-19 pandemic, could materially and adversely affect our business, our operating businesses, our financial condition, results of operations and cash flows. The Manager and the Sub-Manager have not been prevented and do not expect to be prevented from conducting business activities as a result of the COVID-19 pandemic. However, our portfolio companies could be prevented from conducting business activities for an indefinite period of time. Since certain aspects of the services provided by our businesses involve face to face interaction, the related COVID-19 quarantines and work and travel restrictions may reduce participation or result in a loss of business. Additionally, since certain of the products offered by our businesses are manufactured in a facility or distributed through retail stores, a closure of such facility or loss in business for such retail store due to COVID-19 would have an adverse impact on product sales. For example, as a result of the pandemic and a “stay-at-home” order issued by the state of Illinois, the manufacturing facility used by Polyform temporarily closed starting in late March 2020 and reopened in early June 2020. As of December 31, 2020, all of the facilities were open and safety procedures have been implemented across our portfolio companies; however, there is a continued risk of temporary business interruptions resulting from employees contracting COVID-19 or from the reinstitution of business closures or work and travel restrictions. Further, if the U.S. and global economy continue to slow down or consumer behavior continues to shift due to the COVID-19 pandemic (including the continued threat or perceived threat of such pandemic), the demand for the products or services offered by our operating businesses may be reduced. The rapid development and fluidity of this situation precludes any prediction as to the ultimate adverse impact of COVID-19. Nevertheless, COVID-19 presents material uncertainty and risk with respect to our business, our operating businesses, our financial condition, results of operations and cash flows.

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Business Section Update

The following disclosure supersedes and replaces the section “Business—Market Opportunity” which appears on page 87 of the Prospectus.

Market Opportunity

We will seek to acquire and actively manage middle-market businesses. We characterize middle-market businesses as those with annual revenues of primarily between $15 million and $250 million. We believe that the merger and acquisition market for middle-market businesses is highly fragmented and provides opportunities to purchase businesses at attractive prices. We believe that the following factors contribute to the opportunities to acquire middle-market businesses:

●	target rich environment with more than 83,000 middle-market companies in the U.S. today within our target range of companies with annual revenues primarily between $15 million and $250 million as of December 31, 2020;
●	there are fewer potential acquirers for these businesses compared to other market segments; and sellers of these businesses frequently consider non-economic factors, such as operational autonomy, continuing board membership or the effect of the sale on their employees.

The Sub-Manager believes that lower middle-market and small-cap companies’ access to institutional capital has always been well below that of the upper middle market, and even more so following the Great Recession of 2008. The Sub-Manager believes that many traditional providers of privately placed debt and equity capital to lower middle market companies moved up-market following the Great Recession in search of increased liquidity and less perceived risk.

Furthermore, the Sub-Manager believes increases in average fund size, even within the broadly defined U.S. middle market, have accelerated these trends as multi-billion dollar funds typically target larger investment opportunities.

The Sub-Manager believes there are very few U.S. private equity firms offering creative and flexible capital solutions to lower middle market and small cap companies. The Sub-Manager’s private capital strategy seeks to provide lower middle market and small cap companies with much needed capital that is less dilutive to entrepreneurial management teams, allowing them to retain operating autonomy, and encouraging them to work collaboratively with the Sub-Manager. This investment strategy further mitigates risk by significantly reducing third-party leverage on businesses relative to traditional private equity approaches. Moreover, the Sub-Manager’s strategy provides its management teams the opportunity to invest alongside the Sub-Manager, including in the debt security, which pays monthly cash distributions from the outset of the investment.

The Sub-Manager is not aware of any U.S. private equity firm that has successfully executed this investment strategy on any significant scale. Of those U.S. private equity firms providing capital to lower middle-market companies, we believe most are focused on traditional LBO, mezzanine or private credit transactions, which are often not the best solutions for sellers. The Sub-Manager expects to take advantage of this mismatch by providing flexible capital and by further educating U.S. lower middle market entrepreneurs and deal sourcing intermediaries of its compelling alternative.

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Located in Los Angeles, Chicago, New York, Miami, Charlotte, and London, the members of the Sub-Manager’s Originations team have spent the majority of their careers in the middle-market and have developed a vast network that have generated proprietary acquisition and financing opportunities. For example, in 2020, the Sub-Manager or its affiliates received approximately 3,000 investment referrals and reviewed approximately 900 potential acquisition and/or financing opportunities resulting in 10 funded investments.

Our Portfolio

The following disclosure supersedes and replaces the sections “Our Portfolio—Lawn Doctor,” “Our Portfolio— Polyform,” “Our Portfolio— Auriemma Consulting Group,” “Our Portfolio—Milton Industries,” “Our Portfolio— Resolution Economics,” “Our Portfolio— Blue Ridge ESOP Associates,” “Our Portfolio— Healthcare Safety Holdings LLC,” respectively, which first appear on page 90 of the Prospectus. As of December 31, 2020, we had invested in seven businesses, consisting of approximately $153.2 million of equity investments and approximately $78 million of debt investments. The financial information in this section is unaudited.

Lawn Doctor

Overview. On October 20, 2017, we entered into a merger agreement with LD Merger Sub, Inc., our wholly owned subsidiary, and LD Parent, Inc., the parent company of Lawn Doctor. The merger agreement was amended on February 6, 2018. On February 7, 2018, pursuant to the terms of the merger agreement, we acquired a controlling interest in Lawn Doctor through an approximately $45.5 million investment consisting of approximately $30.5 million of common equity and an approximately $15.0 million debt investment in the form of a secured second lien note that we made to Lawn Doctor. After the closing of the merger, the consummation of the equity contribution pursuant to the exchange agreement described under "Conflicts of Interest and Certain Relationships and Related Party Transactions—The Acquisitions of Our Initial Businesses" and subsequent purchases of common equity in Lawn Doctor by certain members of Lawn Doctor's senior management team, we own approximately 61% of the outstanding equity in Lawn Doctor, with the remaining equity owned primarily by Lawn Doctor's senior management team.

Lawn Doctor is a leading franchisor of residential lawn care programs and services. Lawn Doctor’s core service offerings provide residential homeowners with year-round monitoring and treatment by focusing on weed and insect control, seeding, and professionally and consistently-administered fertilization, using its proprietary line of equipment. Lawn Doctor is not involved in other lawn maintenance services, such as mowing, edging, and leaf blowing.

Lawn Doctor’s franchised business model has consistently been ranked as a Top 500 Franchise Opportunity by Entrepreneur Magazine for 40 years. We believe this accomplishment ranks Lawn Doctor alongside the top franchise businesses and brands in the world. Lawn Doctor's efforts on behalf of its franchisees (which include shared marketing programs and infrastructure, an extensive online presence, and comprehensive training) have attracted a strong core of dedicated franchise owners who, in turn, contribute to the continued growth and success of the Lawn Doctor brand. None of Lawn Doctor’s employees are subject to collective bargaining agreements. Lawn Doctor’s corporate headquarters (which it owns) are in Holmdel, New Jersey, and it leases a manufacturing site in Marlboro, New Jersey.

In May 2018, Lawn Doctor acquired an 80% equity interest in Mosquito Hunters, a franchisor of mosquito and pest control services. Mosquito Hunters was founded in 2013, is based in Northbrook Illinois and specializes in the eradication of mosquitos through regular spraying applications and follow-up maintenance. This acquisition furthers Lawn Doctor’s strategy of both growing organically and also via acquisition of additional home service brands.

In May 2019, Lawn Doctor acquired a 71% equity interest in Ecomaids, a franchisor of residential cleaning services. Ecomaids was founded in 2012. Ecomaids specializes in home cleaning services utilizing environmentally-friendly cleaning products and solutions.

History. Lawn Doctor was founded in 1967 by Robert Magda and Tony Giordano and the business was originally named Auto Lawn of America, Inc. In 1983, Russell Frith, who had served as Lawn Doctor’s Director of Franchise Development, Vice President of Marketing, and Executive Vice President, was promoted to President and Chief Executive Officer. In 2011, Scott Frith became President and Chief Executive Officer of Lawn Doctor after serving as marketing director from 1999 to 2005 and Vice President of Marketing and Franchise Development from 2005 to 2011. Lawn Doctor was purchased on December 22, 2011 by Levine Leichtman Capital Partners SBIC Fund, L.P. (the "SBIC Fund"), which is managed by an affiliate of the Sub-Manager.

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Industry. As of 2020, the lawn services market in the United States was an estimated $99.7 billion industry with a growth rate of approximately 1.0%. It is also a highly fragmented industry with two nationwide competitors (one of which is Lawn Doctor), dozens of regional competitors, and thousands of local competitors. We believe that most companies in the industry are small, private operations and do not offer proprietary processes and equipment, cost effectiveness, breadth of experience, and strong brand recognition that Lawn Doctor provides. Lawn Doctor believes that a franchised based business model tends to be more competitive and profitable, due to superior brand awareness, improved customer service and economies of scale.

Investment Highlights. Lawn Doctor operates a nationwide network of independently owned franchise units in 39 states as of December 31, 2020. The Lawn Doctor franchisee unit base has grown from 452 in 2012 to 601 as of December 31, 2020, with strong average annual openings of approximately 20 units and an average annual closure rate of approximately 2%. Lawn Doctor benefits from a scalable business model, which does not require significant capital expenditures or additional fixed costs to support future growth. As noted above, Lawn Doctor acquired brands Mosquito Hunters and EcoMaids in May 2018 and May 2019, respectively. The company has grown the two brands from 8 and 2 units at entry to 95 and 46 units as of December 31, 2020, respectively. Lawn Doctor earns revenue from franchisee royalty fees, equipment lease fees, initial franchisee fees, equipment parts sales, vendor rebates, and interest on franchise loans. The primary source of revenue is the franchisee royalty fee. The total revenue for the trailing twelve months ended December 31, 2020 was approximately $28.7 million, of which approximately $16.6 million was the franchisee royalty fees for Lawn Doctor. From 2009 to the trailing twelve months ended December 31, 2020, Lawn Doctor’s total revenue and royalties have grown at compound annual growth rates of approximately 10.1% and 6.6%, respectively. Total system wide sales for Lawn Doctor was approximately $142 million for the year ended December 31, 2019. The total Lawn Doctor system wide sales for the trailing twelve months ended December 31, 2020 was approximately $159 million.

Growth Opportunities. The acquisition of Mosquito Hunters and Ecomaids furthered Lawn Doctor’s strategy of growing both organically and also through the acquisition of additional home service brands. We believe the following are key growth opportunities in addition to Lawn Doctor’s continued organic growth: (i) the potential to expand Mosquito Hunters’ business nationally, (ii) the potential to expand Ecomaids’ business nationally, and (iii) the potential to acquire additional home service franchisors through LLCP’s platform and Lawn Doctor’s relationships.

Polyform

Overview. On October 20, 2017, we entered into a merger agreement with PFHI Merger Sub, Inc., our wholly owned subsidiary, and Polyform. The merger agreement was amended on February 6, 2018. On February 7, 2018, pursuant to the terms of the merger agreement, we acquired a controlling interest in Polyform through an approximately $31.3 million investment consisting of approximately $15.6 million of common equity and an approximately $15.7 million debt investment in the form of a first lien secured note that we made to Polyform. After the closing of the merger and the consummation of the equity contribution pursuant to the exchange agreement described under "Conflicts of Interest and Certain Relationships and Related Party Transactions—The Acquisitions of Our Initial Businesses," we own approximately 87% of the outstanding equity in Polyform, with the remaining equity owned by Denice Steinmann, a current board member and the former Chief Executive Officer of Polyform.

Polyform is a leading developer, manufacturer and marketer of polymer clay products worldwide. Through its two primary brands, Sculpey® and Premo!®, Polyform sells a comprehensive line of premium craft products to a diverse mix of customers including specialty and big box retailers, distributors and e-tailers. We believe Polyform is well regarded for its high quality, comprehensive line of polymer clays, clay molds, children kits, wax-base clays, non-dry clays, clay tools and accessories. Polyform's strong brand recognition, unique product attributes and strong customer network have earned it one of the leading market share positions in the polymer clay segment within the United States.

Polyform estimates that its products are available in approximately 16,000 retail locations through its major customers, plus many other locations through independent retailers. None of Polyform's employees are subject to collective bargaining agreements. Polyform's corporate headquarters are in Elk Grove Village, Illinois.

History. The chemical formulation that makes up the polymer clay was originally designed to serve as a thermal transfer compound; and after several years, it was determined that this compound may have better use as a molding and sculpting clay. The formulation’s pliability characteristics at room temperature and solidification without shrinkage upon low temperature baking, exhibited the necessary traits of high quality clay. Polyform was incorporated in 1967, with Zenith Products Company, Inc. ("Zenith") as the parent company. Polyform performed all non-manufacturing functions related to this product, while the manufacturing was performed by Zenith. In 1993, Zenith was merged into Polyform. In 1995, Polyform was sold to Charles and Denice Steinmann. In July 2018, Mr. Steve Seppala, formerly Chief Financial Officer of Polyform, succeeded Ms. Denice Steinmann as Chief Executive Officer of Polyform. Ms. Steinmann is expected to continue with Polyform in an advisory role and remains as one of the members of the board of directors of Polyform.

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Industry. The arts and crafts industry is highly fragmented across products, market niches, and consumer types. Polyform has been competing in the arts and crafts market for over 40 years. This industry is primarily driven by large national retail chains and other mass market retail stores, and has more recently expanded into the e-commerce sales channel. Polyform has placement in approximately 16,000 retail locations including the top four U.S. craft retailers, individual craft stores, internet stores, art supply stores, and distributors who sell to retail craft shops and art supply stores. Polyform's management believes that there is also a significant number of potential new retail distribution opportunities. Polyform has long-standing relationships with its customers as the top five have been customers for at least 14 years. We believe that Polyform is one of the market leaders in the polymer clay category in the United States with significantly more sales than its closest competitors, and as a result they have a competitive advantage based on price, product variety, quality, innovation and overall distribution.

Investment Highlights. Polyform has grown its signature product lines, Sculpey® and Premo!®, into global names with a strong retail presence in the United States and growing presences abroad. The clay products are clean, economical, easy to work with and only require oven baking at 275 degrees Fahrenheit. Polyform’s success in the arts and crafts market is a result of its unique product formulations that offer superior molding and color profiles, and Polyform believes the proprietary product formulas and manufacturing methodologies create significant barriers to entry or duplication. The primary source of Polyform’s revenue is the sale of its products. Net sales for Polyform were approximately $16.5 million for the year ended December 31, 2019. Net sales for Polyform for the trailing twelve months ended December, 31, 2020 were approximately $19.1 million. Net sales for Polyform have grown at a compound annual growth rate of approximately 4.8% from 2009 to the trailing twelve months ended December 31, 2020.

Growth Opportunities. We believe the following are key growth opportunities for Polyform: (i) the potential growth through new customer acquisitions, new product introductions, international expansion, and potential price increases, (ii) the potential to improve overall margins through automation, vendor cost reductions, and reformulations, and (iii) potential growth in the e-commerce channel through strategic digital and social media marketing initiatives.

Auriemma U.S. Roundtables

Overview. On August 1, 2019, we, through our wholly-owned subsidiary, acquired a controlling interest in Roundtables through an approximately $44.5 million investment consisting of approximately $32.4 million of common equity and an approximately $12.1 million debt investment in the form of senior secured notes. Prior to this transaction, Roundtables operated as a division of Auriemma Consulting Group, Inc. (“Auriemma Group”). We own approximately 81% of the outstanding equity of Roundtables, with the remaining equity owned by Michael Auriemma. Mr. Auriemma is the previous owner of Roundtables and will continue to serve as a member of Roundtables’ board of directors. On November 13, 2019, we made an additional debt investment in Roundtables in the form of a $2.0 million senior secured bridge note. The senior secured bridge note accrues interest at a per annum rate of 8.0% and will mature in November 2021 with extension options.

Roundtables is an information services and advisory solutions business to the consumer finance industry. Roundtables offers membership in any of its over 30 topic-specific roundtables across five verticals (credit cards, automotive finance, retail banking, wealth management, and fintech) that includes participation in hosted executive meetings, proprietary benchmarking studies, and custom surveys. The subscription-based model provides executives with key operational data to optimize business practices and address current issues within the consumer finance industry. Auriemma Group, headquartered in New York, NY, was founded in 1984 and the U.S. Roundtables business was subsequently launched in 1992.

Industry. Roundtables is a market leader in the consumer finance industry and is approximately 7 to 8x larger than its closest direct competitor. We believe Roundtables’ valuable industry insights and data on niche topic areas result in limited direct competition. We also believe that Roundtables’ “give-to-get” data model creates a significant barrier to entry and that the business has low concentration risk with no client comprising more than 6.0% of revenue as of December 31, 2020.

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Investment Highlights. Roundtables serves approximately 80 of the largest, most respected forward-thinking organizations in its verticals: credit cards, automotive finance, retail banking, wealth management, and fintech.  Members rely on this intelligence to manage their operations and view participation as business-critical, as evidenced by approximately 90%+ client retention and high levels of engagement with core value drivers. Roundtables customers typically pay upfront for a membership to a specific roundtable (e.g., card collections) and most customers subscribe to multiple roundtables. From 2008 to the trailing twelve months ended December 31, 2020, Membership has experienced strong and steady growth over the last decade at a compound annual growth rate of approximately 9.7%. The total revenue for Roundtables for the trailing twelve months ended December 31, 2020 was approximately $10.9 million. From 2005 to the trailing twelve months ended December 31, 2020, Roundtables’ total revenue has grown at a compound annual growth rate of approximately 14.2%. Given its current market position, access to data and brand identity, we believe Roundtables is uniquely positioned to expand its existing products and services to become the premier provider of operational data, diagnostics and analysis.

Growth Opportunities. We believe the following are key growth opportunities for Roundtables: (i) the potential to continue to add top-tier clients and new roundtable topics, (ii) the ability to expand into new industries, (iii) the monetization of Roundtables’ unique repository of data with existing clients, and (iv) the ability to pursue future strategic partnerships and acquisitions.

Milton Industries

Overview. On November 21, 2019, we, through our wholly-owned subsidiaries, Milton Strategic Capital EquityCo, LLC and Milton Strategic Capital DebtCo, LLC, acquired a minority interest in Milton Industries of $10.0 million. Our co-investment is comprised of an approximately $6.6 million common equity investment and a debt investment of approximately $3.4 million in senior secured subordinated notes. Our equity investment represents approximately 13% of the total ownership of Milton. The co-investment is alongside a debt and equity investment from the LMM Fund, an institutional fund and affiliate of the Sub-Manager. The remainder of the common equity of Milton is owned by members of the Milton executive management team and capital providers.

Milton was founded in 1943 and is based in Chicago, IL. Milton is a leading provider of highly-engineered tools and accessories for pneumatic applications across a variety of end markets including vehicle service; industrial maintenance, repair, and operating supplies; aerospace and defense; and agriculture. Milton has over 1,300 active customers and 1,600 SKUs with products including couplers, gauges, chucks, blow guns, filters, regulators and lubricators. Milton serves multiple channels including distributors, wholesalers and retailers, and is the #1 supplier to many leading customers.

In June 2020, Milton acquired GH Meiser & Co., which we believe will bolster Milton’s tire gauge offering. This acquisition furthers Milton’s strategy of both growing organically and through complementary acquisitions.

Investment Highlights. We believe that Milton is a more resilient business given the consumable nature of its products and the diversity of its customer, product and end market mix. We also believe that Milton’s high product quality, engineering expertise and long-term partnership approach create sticky relationships. Milton’s net revenue has grown at a compound annual growth rate of approximately 3.3% from 2010 to the trailing twelve months ended December 31, 2020. Milton had net revenue for the trailing twelve months ended December 31, 2020 of approximately $41.2 million. We believe that Milton has an attractive financial profile, with strong margins, limited capital expenditure requirements and low working capital needs.

Growth Opportunities. We believe the following are key growth opportunities for Milton: (i) additional growth in existing markets, (ii) new product development, (iii) e-commerce and digital marketing initiatives and (iv) strategic acquisitions.

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Resolution Economics

Overview. On January 2, 2020, we, through our wholly-owned subsidiaries, RE Strategic Capital EquityCo, LLC and RE Strategic Capital DebtCo, LLC, acquired a minority interest in ResEcon of $10.0 million. Our co-investment in ResEcon is comprised of an approximately $7.2 million common equity investment and a debt investment of approximately $2.8 million in senior secured subordinated notes. Our equity investment represents approximately 8% of the total ownership of ResEcon. The co-investment is alongside a debt and equity investment from the LMM Fund. The remainder of the common equity of ResEcon is owned by members of the ResEcon executive management team.

Company Overview. Established in 1998, ResEcon is a leading specialty consulting firm that provides services to leading law firms and corporations in labor & employment and commercial litigation matters. ResEcon provides economic and statistical analysis as well as expert testimony services in class action, multi-plaintiff and single-plaintiff matters alleging wrongful employment practices and focuses on discrimination in the recruitment and hiring, promotion, pay, termination and other employment practices on the basis of age, race, gender, national origin, ethnicity and other protected classes. ResEcon also focuses on providing consulting and expert testimony services in matters alleging wage and hour employment law violations. ResEcon has offices in Los Angeles, New York, Chicago and Washington, D.C.

In providing its services, ResEcon relies upon client data, complex proprietary statistical modeling, and over 20 years of experience with labor & employment law and commercial litigation. ResEcon employs a highly technical workforce of over 90 employees as of December 31, 2020 and includes professionals with PhDs, professionals with master's degrees, software for statistical analysis (SAS) programmers, and professionals who have served as expert witnesses. ResEcon’s clients include a large number of the top 100 law firms and Fortune 500 companies, as well as government entities. ResEcon also serves a variety of industries, with the consumer and retail, hospitality, transportation, and technology industries constituting the largest.

We believe that the U.S. market for consulting services for labor & employment law litigation has potential for continued growth due to an increase in labor & employment filings, increased adoption of economic consultants, and the increasing complexity of cases due to the proliferation of data and technology. Accordingly, we believe these trends, coupled with recent social movements (e.g., equal pay for equal work, #MeToo), will continue to support the increasing demand for the types of services ResEcon provides.

Investment Highlights. ResEcon’s total revenue has grown at a compound annual growth rate in excess of approximately 12.5% from 2007 to the trailing twelve months ended November 30, 2020. We note that ResEcon has been involved with or cited in several landmark cases and believe that ResEcon has created a sought after brand supporting a favorable outlook for potential continued growth. We also believe ResEcon’s focus on labor & employment litigation consulting services positions its business to be less correlated to overall economic cycles. We believe that ResEcon’s ability to attract and retain its clients is a key factor for ResEcon’s success. We believe that ResEcon has an attractive financial profile, with strong margins, limited capital expenditure requirements and modest working capital needs.

Growth Opportunities. We believe that the following are key growth opportunities for ResEcon: (i) geographic expansion to new U.S. metropolitan areas and internationally, (ii) expansion of consulting and advisory services to new areas of expertise beyond labor & employment, (iii) expansion of advisory and consulting services to new and existing clients, (iv) recruitment of senior lateral hires, and (v) strategic acquisitions.

Blue Ridge ESOP Associates

Overview. On March 24, 2020, we, through our wholly-owned subsidiaries, BR Strategic Capital EquityCo, LLC and BR Strategic Capital DebtCo, LLC, acquired a minority interest in Blue Ridge of $12.5 million. Our co-investment in Blue Ridge is comprised of an approximately $9.9 million common equity investment and a debt investment of approximately $2.6 million in senior secured subordinated notes. Our equity investment represents approximately 17% of the total equity ownership of Blue Ridge. Our co-investment is alongside investments from the LMM Fund, Blue Ridge’s previous owners, and members of its executive management team.

Company Overview. Established in 1988, Blue Ridge is an independent, third-party employee stock ownership plans (“ESOP”) and 401(k) administrator. For over 30 years, Blue Ridge has developed proprietary and comprehensive solutions to address the unique and complex administrative needs of companies operating as ESOPs and managing 401(k) plans. Blue Ridge's services and solutions include recordkeeping, compliance, reporting, distribution and processing, administrative services and plan management and analysis software. Blue Ridge is led by a long-tenured and experienced executive management team.

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In July 2020, Blue Ridge ESOP Associates acquired Benefit Concepts Systems, Inc. (“BCS”), a full service benefit consulting firm with expertise in the design, implementation, and administration of ESOPs. This acquisition furthers Blue Ridge’s strategy of both growing organically and through complementary acquisitions.

Investment Highlights. We believe that Blue Ridge’s business model and diversified client base position it to be more resilient in economic recessions and have less correlation to the overall economic cycles. From 2005 to the trailing twelve months ended December 31, 2020, Blue Ridge’s total revenue has grown at a compound annual growth rate in excess of 13.4% and grew each year through the financial crisis. Blue Ridge maintains a large and diversified client base. Blue Ridge provides services for over 800 ESOPs with over 200,000 plan participants. With approximately 6,100 ESOP plans in the United States as of December 31, 2020, we believe that Blue Ridge’s approximately 13% market share demonstrates its strong market positioning, but with plenty of whitespace for further growth.

Growth Opportunities. We believe that the following are key growth opportunities for Blue Ridge: (i) the growth of participants in the ESOP’s at existing clients, (ii) the acquisition of new clients, supported through new client referrals and ESOP market growth, (iii) cross-selling of additional services, (iv) M&A, and (v) the expansion of service offerings into adjacent markets.

Healthcare Safety Holdings LLC

Overview. On July 16, 2020, we, through our wholly-owned subsidiary, UM Strategic Capital EquityCo, LLC, acquired an approximately 74.9% interest in the common equity of HSH for $17.3 million. Additionally, we, through our wholly-owned subsidiary, UM Strategic Capital DebtCo, LLC, made a $24.4 million debt investment in HSH in the form of senior secured notes. The remaining HSH equity is owned by members of the HSH executive management team, the former controlling interest holder and TM SPV III, LLC. Members of the HSH executive management team may participate in an options incentive plan.

Company Overview. Founded in 1988 and headquartered in Excelsior, MN, HSH is a leading producer of daily use insulin pen needles, syringes and related product offerings for the human and animal diabetes care markets. HSH specializes in providing “dispense and dispose” sharps solutions, which allow users to more easily and safely dispose of sharps. HSH produces branded and private label products sold primarily through distributors to retail pharmacies, veterinary clinics and dialysis centers, as well as via e-commerce channels. HSH’s manufacturing facility in South Dakota is well equipped to capture the growing demand for single use sharps by human and animal diabetics.

Investment Highlights. We believe HSH’s innovative offerings, brand positioning, proprietary “dispense and dispose” solution and value proposition make the company a strong competitor in its core consumer and animal diabetes categories. HSH’s core pen needle offers a one-time use, disposable product for consumers who need multiple daily injections, which we believe creates the potential for recurring revenue. From 2005 to the trailing twelve months ended December 31, 2020, HSH’s net revenue has grown at a compound annual growth rate of approximately 12.2%.

Industry. We believe that insulin pens are an essential product to the health and wellness for individuals living with diabetes. We believe that this will result in a durable business model for HSH that is resilient to changes in market and economic cycles. We also believe there are differentiated elements of HSH’s platform, including UltiGuard, a propriety solution for the safe dispensing and disposal of sharps.

As of 2019, HSH has an estimated 60% of the market share of the pet diabetes syringe category. As the incidence of pet diabetes grows and consumers increasingly demand the highest quality care for their pets, the market for animal syringes is currently expected to grow at a compound annual growth rate of approximately 11% per year.

Growth Opportunities. We believe the following are key growth opportunities for HSH: (i) invest in sales/marketing to grow presence in new and existing channels, (ii) develop data driven and targeted marketing programs for each customer channel, and (iii) pursue strategic acquisitions.

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